UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 001-15102

Embraer S.A.

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

HIGHLIGHTS

•

Embraer delivered 14 commercial jets and 20 executive jets (12 light / 8 large) in 2Q21, bringing the year-to-date deliveries to 23 commercial jets and 33 executive jets (22 light /11 large). Following solid sales activity in the period across businesses, total company firm order backlog at the end of 2Q21 was US$ 15.9 billion;

•

Revenues in 2Q21 reached US$ 1,130.5 million, representing year-over-year growth of 110.4% compared to 2Q20, with double digit growth in all segments. First half 2021 revenues grew 65.5% compared to the same period of 2020;

•

Excluding special items, adjusted EBIT and EBITDA were US$ 104.7 million and US$ 160.7 million, respectively, yielding adjusted EBIT margin of 9.3% and adjusted EBITDA margin of 14.2%. In the first six months of 2021, adjusted EBIT margin was 3.9% and adjusted EBITDA margin was 9.2%;

•

Adjusted net income (excluding special items and deferred income tax and social contribution) in 2Q21 was US$ 43.6 million, with adjusted earnings per ADS of US$ 0.24. This is the Company’s first quarterly adjusted net profit reported since the first quarter of 2018;

•

Embraer generated free cash flow in 2Q21 of US$ 45.1 million, and in the first half of 2021 free cash usage was US$ (181.4) million. The free cash flow in both periods represented a significant improvement compared to the negative free cash flow in 2Q20 and the first half of 2020 on better profitability and on working capital efficiencies;

•	The Company finished the quarter with total cash of US$ 2.5 billion and net debt of US$ 1.8 billion;

•

Embraer has issued financial and deliveries guidance for 2021. The Company expects commercial jet deliveries of 45-50 aircraft, executive jet deliveries of 90-95 units, consolidated revenues in a range of US$ 4.0 to $4.5 billion, adjusted EBIT margin of 3.0% to 4.0%, adjusted EBITDA margin of 8.5% to 9.5%, and free cash flow to be within a range of a usage of US$ 150 million to breakeven for the year without M&A or divestitures. For more information, please see page 10 of this report.

MAIN FINANCIAL INDICATORS

	in millions of U.S dollars, except % and earnings per share data
IFRS	(1) 1Q21	(1) 2Q20	(1) 2Q21	(1) YTD21
Revenue	807.3	537.2	1,130.5	1,937.8
EBIT	(33.1)	(342.4)	143.8	110.7
EBIT margin %	-4.1%	-63.7%	12.7%	5.7%
Adjusted EBIT	(29.6)	(140.5)	104.7	75.1
Adjusted EBIT margin %	-3.7%	-26.2%	9.3%	3.9%
EBITDA	14.5	(221.1)	199.8	214.3
EBITDA margin %	1.8%	-41.2%	17.7%	11.1%
Adjusted EBITDA	18.0	(120.4)	160.7	178.7
Adjusted EBITDA margin %	2.2%	-22.4%	14.2%	9.2%
Adjusted net income (Loss) [2]	(95.9)	(198.8)	43.6	(52.3)
Adjusted earnings (losses) per share - ADS basic	(0.5219)	(1.0801)	0.2373	(0.2848)
Net income (loss) attributable to Embraer Shareholders	(89.7)	(315.3)	87.9	(1.8)
Earnings (losses) per share - ADS basic (US$)	(0.4882)	(1.7131)	0.4785	(0.0098)
Adjusted free cash flow	(226.6)	(472.2)	45.1	(181.4)
Net debt	(1,902.2)	(1,800.7)	(1,840.5)	(1,840.5)

(1)	Derived from unaudited financial information.
[2]

Adjusted Net Income (loss) is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period, in addition to adjusting for non-recurring items. Under IFRS for Embraer’s Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). The taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are presented in the consolidated Cash Flow statement, under Deferred income tax and social contribution, which was US$ (50.9) million in 2Q20, US$ (18.5) million in 2Q21, and US$ (8.5) million in 1Q21. Adjusted Net Income (loss) also excludes the net after-tax special items of US$ (167.5) million in 2Q20, US$ 25.8 million in 2Q21, and US$ (2.3) million in 1Q21.

1

São Paulo, Brazil, August 13, 2021 - (B3: EMBR3, NYSE: ERJ). The Company’s operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended June 30, 2021 (2Q21), March 31, 2021 (1Q21) and June 30, 2020 (2Q20), are derived from the unaudited financial statements, except annual financial data and where otherwise stated.

REVENUES AND GROSS MARGIN

During the second quarter, Embraer delivered 14 commercial jets and 20 executive jets (12 light jets and 8 large jets), for a total of 34 aircraft delivered in the period. This compares to the 4 commercial jets and 13 executive jets (9 light and 4 large) that were delivered in 2Q20, which was the quarter that was most negatively affected by the impacts of the Covid-19 pandemic. Over the first six months of 2021, the Company delivered 23 commercial jets and 33 executive jets (22 light and 11 large) for a total of 56 aircraft delivered, representing growth of 80.7% in deliveries compared to the 31 total aircraft delivered in the first half of 2020 (9 commercial jets and 22 executive jets). Embraer expects the second half of 2021 to have higher deliveries than the first half of the year, particularly driven by more executive jet deliveries as this business tends to be seasonally weighted toward the fourth quarter of the year.

Revenues in the second quarter were US$ 1,130.5 million, representing a year-over-year increase of 110.4% compared to 2Q20, which was the lowest quarterly revenue reported during the pandemic. The more than doubling of revenue in the period was driven by significant growth across of the Company’s segments, with Commercial Aviation revenues up 257.7%, Executive Aviation revenues growing 77.6%, Defense & Security revenues increasing 103.8%, and Services & Support revenues expanding 55.3%, all year-over-year compared to the second quarter of 2020. In the first half of 2021, Embraer’s consolidated revenues expanded 65.5% to US$ 1,937.8 million, again with growth across all segments: Commercial Aviation up 166.8%, Executive Aviation up 49.8%, Defense & Security revenues up 61.3%, and Services & Support revenues up 20.9%.

Embraer’s consolidated gross margin in 2Q21 was 18.2% as compared to 3.1% in 2Q20, with increases across all of the Company’s business units due to the positive impact of higher deliveries and revenues in 2Q21 on fixed cost absorption, lower idle capacity expenses, and positive cost base revisions on certain contracts in the Defense & Security segment. In the first half of 2021, Embraer’s consolidated gross margin was 14.6% as compared to 17.1% in the first half of 2020.This is largely explained by the fact that the Company placed most of its Brazil-based employees on paid leave during the month of January 2020 to complete the internal separation of the Commercial Aviation business, and again on paid leave at the end of March 2020 as Brazilian operations were closed due to the COVID-19 pandemic. The salary expenses for employees on paid leave were treated as abnormal costs and booked in other operating expenses during those periods rather than in cost of goods sold.

EBIT AND ADJUSTED EBIT

EBIT and EBIT margin as reported in 2Q21 were US$ 143.8 million and 12.7%, respectively, which compares to reported EBIT of US$ (342.4) million and EBIT margin of -63.7% in 2Q20. Both the 2Q21 and 2Q20 reported results include several special items. In 2Q21, the positive impact to results was a US$ 39.1 million benefit in positive valuation mark to market on the Company’s stake in Republic Airways Holdings. The 2Q20 results include the negative impact of total non-cash special items of US$ 202.0 million, which were the following: 1) additional negative provisions for expected credit losses during the Covid-19 pandemic of US$ 16.1 million, 2) an impairment loss on the Commercial Aviation business unit of US$ 91.1 million, 3) recognition of previous period depreciation and amortization expense in the Commercial Aviation and business of US$ 101.2 million related to the period that Commercial Aviation and its related services were recognized as available for sale, and 4) a positive valuation mark to market of US$ 6.5 million on the Company’s stake in Republic Airways Holdings. The special items are summarized in the table below.

2

	in millions of U.S.dollars
ADJUSTED EBIT RECONCILIATION	(1) 1Q21	(1) 2Q20	(1) 2Q21	(1) YTD21
Operating profit (loss) before financial income (EBIT)	(33.1)	(342.4)	143.8	110.7
Impact of restructuring expenses	3.5	—	—	3.5
Additional provision for expected credit losses during the pandemic	—	16.1	—	—
Mark to market of Republic shares	—	(6.5)	(39.1)	(39.1)
Recognition of previous D&A - Commercial	—	101.2	—	—
Impairment loss Commercial Aviation business	—	91.1	—	—
Adjusted EBIT	(29.6)	(140.5)	104.7	75.1
Adjusted EBIT margin %	-3.7%	-26.2%	9.3%	3.9%

(1)	Derived from unaudited financial information.

Excluding these special items, 2Q21 adjusted EBIT was US$ 104.7 million and the period’s adjusted EBIT margin was 9.3%, which is a significant improvement in profitability compared to the adjusted EBIT of US$ (140.5) million and adjusted EBIT margin of -26.2% in last year’s second quarter. The better 2Q21 profitability was seen across all of the Company’s business units due to a combination of higher deliveries and revenues in the current period driving considerably better fixed cost absorption, higher gross margin as mentioned previously, and the positive impact of Embraer’s recent actions taken to achieve cost efficiencies since the start of the Covid-19 pandemic. In addition, in the current period Embraer benefitted from lower costs related to the re-integration of the Company’s Commercial Aviation business and its related services and support in connection with the now-terminated strategic partnership with The Boeing Company of US$ 5.3 million, while related separation costs in 2Q20 were US$ 22.2 million.

During the first six months of 2021, Embraer’s adjusted EBIT, excluding the total net positive impact of US$ 35.6 million, was US$ 75.1 million, yielding adjusted EBIT margin of 3.9%. This compares to adjusted EBIT of US$ (131.8) million and adjusted EBIT margin of -11.3% in the first six months of 2020. There were US$ 5.3 million in re-integration costs related to the now-terminated strategic partnership with The Boeing Company over the first six months of 2021, compared to US$ 44.0 million in separation costs recognized in the first six months of 2020. Higher deliveries and revenues combined with cost control measures largely explain the better profitability in the first half of 2021 as compared to the first half of 2020.

Embraer’s 2Q21 administrative expenses were US$ 40.8 million, up from the US$ 33.7 million recognized in 2Q20, with the increase due to higher provisions for short-term incentive compensation and profit sharing on better expected results for the Company in 2021 as compared to 2020, combined with the consolidation of expenses from Tempest, the cybersecurity company Embraer acquired in the third quarter of 2020. For the first six months of 2021, the Company’s administrative expenses totaled US$ 75.2 million versus US$ 66.3 million in the first six months of 2020. The increase can be explained by the aforementioned factors in the quarterly comparison, in addition to the fact that the salaries of administrative employees on paid leave in January 2020 and March 2020 (as mentioned above) were recognized in other operating expenses rather than in administrative expenses.

Selling expenses were US$ 50.2 million in 2Q21 as compared to US$ 47.6 million in 2Q20, with the slight increase in the current period due in part to the higher sales and marketing activity following the loosening of restrictions related to Covid-19 in certain regions of the world as well as more deals closed during the quarter compared to the prior year. In the first six months of 2021, reported selling expenses were US$ 96.0 million versus the US$ 94.6 million reported in the first six months of 2020, with the increase explained by similar factors as the quarterly comparison. Expected losses over financial assets and contract assets in 2Q21 was a reversal (positive impact) of US$ 2.3 million as compared to provisions of US$ 19.3 million booked in 2Q20, on the financial recovery of several of our important commercial airline customers. In the first half of 2021, this line item was a positive impact of U$ 2.2 million versus a negative impact of provisions of US$ 55.7 million in the first half of 2020.

Research expenses increased to US$ 9.3 million in 2Q21 from US$ 6.4 million in 2Q20, while over the first six months of 2021 this line item was US$ 17.7 million as compared to US$ 12.2 million in the first six months of 2020. The increase in this expense line was caused by the return to more normalized spending levels following the crisis-level cost containment efforts during the early months of the Covid-19 pandemic in 2020.

Other operating income (expense), net in 2Q21 was income of US$ 35.5 million compared to an expense of US$ 251.8 million in 2Q20. This line included all of the 2Q21 special items as well as the 2Q20 special items, except for the US$ 16.1 million in additional negative provisions for expected credit losses during the Covid-19 pandemic.

3

Other operating income (expense) excluding the special items in both periods was an expense of US$ 3.6 million versus an expense of US$ 65.9 million in 2Q20. The US$ 62.3 million improvement in this line excluding special items was due to a combination of lower re-integration costs recognized in 2Q21 compared to separation costs booked in 2Q20, lower costs related to the external monitor, and a US$ 24.8 million favorable provision reversal related to previously booked tax obligations in the current period. On a year-to-date basis, the Company’s other operating income (expense), net in the first six months of 2021 was income of US$ 13.7 million compared to an expense of US$ 364.0 million in the same period of 2020. Excluding special items booked in this line in all periods, other operating income (expense), net in the first half of 2021 was expense of US$ 21.9 million versus expense of US$ 155.9 million in the first half of 2020. The principal reasons for the lower expense in 2021 included lower external monitor and lower re-integration/separation costs in the current period, as well as the recognition of abnormal costs related to employee salaries that were on paid leave during the first quarter of 2020 rather than booking these expenses in cost of goods sold, administrative, selling, and research expense.

NET INCOME

Net income attributable to Embraer shareholders and Earnings per ADS for 2Q21 were US$ 87.9 million and US$ 0.48 per share, respectively, compared to US$ (315.3) million in net loss attributable to Embraer shareholders and US$ (1.71) in Loss per ADS in 2Q20. Over the first six months of 2021, net loss attributable to Embraer shareholders was US$ (1.8) million and Loss per ADS was US$ (0.01).

Adjusted net income, excluding deferred income tax and social contribution as well as the after-tax special items described above, was US$ 43.6 million in 2Q21, and adjusted earnings per ADS was US$ 0.24. This compares to adjusted net loss of US$ (198.8) million and adjusted loss per ADS of US$ (1.08). In the first half of 2021, adjusted net loss and adjusted net loss per ADS were US$ (52.3) million and US$ (0.28) per share, respectively, compared to adjusted net loss of US$ (302.8) million and adjusted loss per ADS of US$ (1.65) in the first half of 2020.

MONETARY BALANCE SHEET ACCOUNTS AND OTHER MEASURES

Embraer ended 2Q21 with a net debt position of US$ 1,840.5 million, compared to the net debt position of US$ 1,902.2 million at the end of 1Q21 and US$ 1,800.7 million at the end of 2Q20. The decline in the Company’s net debt position from the end of 1Q21 to the end of 2Q21 was a result of the positive free cash flow generation during the second quarter, as explained further below. At the end of 2Q21, the Company’s cash position was US$ 2,491.3 million, slightly better than the level at the end of 1Q21. The total loans position at the end of 2Q21 was US$ 4,331.8 million, declining US$ 33.7 million from the total loans position reported at the end of 1Q21.

	in millions of U.S.dollars
FINANCIAL POSITION DATA	(1) 1Q21	(1) 2Q20	(1) 2Q21
Cash and cash equivalents	1,123.2	1,872.8	1,351.2
Financial investments	1,340.1	125.7	1,140.1
Total cash position	2,463.3	1,998.5	2,491.3
Loans short-term	357.2	471.2	808.6
Loans long-term	4,008.3	3,328.0	3,523.2
Total loans position	4,365.5	3,799.2	4,331.8
Net debt*	(1,902.2)	(1,800.7)	(1,840.5)

*	Net debt = Cash and cash equivalents + Financial investments short-term and long term—Loans short-term and long-term
(1)	Derived from unaudited financial information.

Adjusted net cash generated (used) by operating activities net of adjustments for financial investments was US$ 95.1 million in 2Q21 and adjusted free cash flow for the quarter was US$ 45.1 million. This compares to adjusted net cash generated (used) by operating activities net of financial investments of US$ (441.4) million and

4

adjusted free cash flow of US$ (472.2) million in 2Q20. Free cash flow in 2Q21 was much improved compared to the same period last year on higher net income and continued discipline with respect to working capital, in particular with inventories, despite higher capex and development spending. Over the first six months of 2021, Embraer had free cash flow of US$ (181.4) million, also a significant improvement compared to the free cash flow of US$ (1,148.8) million during the first six months of 2020.

	in millions of U.S.dollars
IFRS	(1) 2Q20	(1) 3Q20	(1) 4Q20	(1) 1Q21	(1) 2Q21	(1) YTD21
Adj. net cash generated (used) by operating activities (*)	(441.4)	(522.0)	779.5	(184.0)	95.1	(88.8)
Net additions to property, plant and equipment	(7.1)	(15.8)	(13.2)	(18.1)	(14.6)	(32.7)
Additions to intangible assets	(23.7)	(28.7)	(41.2)	(24.5)	(35.4)	(59.9)
Adjusted free cash flow	(472.2)	(566.5)	725.1	(226.6)	45.1	(181.4)

(*)	Net of financial investments: 2Q20 59.9, 3Q20 266.3, 4Q20 186.9, 1Q21 230.5 and 2Q21 63.3
(1)	Derived from unaudited financial information.

Net additions to total PP&E for 2Q21 were US$ 14.6 million, versus US$ 7.1 million in net additions reported in 2Q20. Of the total 2Q21 additions to PP&E, capex amounted to US$ 5.1 million, and additions of pool program spare parts represented US$ 10.3 million of the additions, partially offset by US$ 0.8 million of proceeds from the sale of PP&E. In 2Q21, Embraer invested a total of US$ 35.4 million in product development, principally related to the development of the E-Jets E2 commercial jet program. Development expenditures net of contributions from suppliers in the quarter were also US$ 35.4 million.

	in millions of U.S.dollar
	(1) 2Q20	(1) 3Q20	(1) 4Q20	(1) 1Q21	(1) 2Q21	(1) YTD21
CAPEX	9.1	9.4	16.8	5.8	5.1	10.9
Additions of Pool programs spare parts	—	8.1	3.4	13.1	10.3	23.4
PP&E	9.1	17.5	20.2	18.9	15.4	34.3
Proceeds from sale of PP&E	(2.0)	(1.7)	(7.0)	(0.8)	(0.8)	(1.6)
Net Additions to PP&E	7.1	15.8	13.2	18.1	14.6	32.7

(1) Derived from unaudited financial information.
	in millions of U.S.dollars
	(1) 2Q20	(1) 3Q20	(1) 4Q20	(1) 1Q21	(1) 2Q21	(1) YTD21
Additions to intangible	23.7	28.7	41.2	24.5	35.4	59.9
Development (Net of contributions from suppliers)	23.7	28.7	41.2	24.5	35.4	59.9
Research	6.4	7.1	10.5	8.4	9.3	17.7
R&D	30.1	35.8	51.7	32.9	44.7	77.6

(1)	Derived from unaudited financial information.

The Company’s total debt decreased US$ 33.7 million to US$ 4,331.8 million at the end of 2Q21 compared to US$ 4,365.5 million at the end of 1Q21. Short-term debt at the end of 2Q21 was US$ 808.6 million and long-term debt was US$ 3,523.2 million. The average loan maturity of the Company’s debt at the end of 2Q21 was 4.0 years, compared to the 1Q21 average maturity of 4.2 years. The cost of Dollar-denominated loans at the end of 2Q21 was 5.03% p.a., in line with the 5.04% p.a. cost at the end of 1Q21, while the cost of real denominated loans decreased to 2.73% p.a. at the end of 2Q21 compared to 3.13% at the end of 1Q21.

Embraer’s EBITDA over the last 12 months (unadjusted EBITDA LTM) to financial expenses (gross) at the end of 2Q21 improved to 1.9 vs. -0.2 at the end of 1Q21. At the end of 2Q21, 0.5% of total debt was denominated in Reais.

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Embraer’s cash allocation management strategy continues to be one of its most important tools to mitigate exchange rate risks. By balancing cash allocation in Real and Dollar assets, the Company attempts to neutralize its balance sheet exchange rate exposure. Of total cash at the end of 2Q21, 94% was denominated in US Dollars.

Complementing its strategy to mitigate exchange rate risks, the Company entered financial hedges in order to reduce its cash flow exposure.

The Company’s cash flow exposure is due to the fact that approximately 10% of its net revenues are denominated in Reais while approximately 20% of total costs are denominated in Reais. Having more Real denominated costs than revenues generates this cash flow exposure. For 2021, approximately half of the Company’s Real cash flow exposure is hedged if the US Dollar depreciates below an average rate floor of R$ 5.20. For exchange rates above this level, the Company will benefit up to an average exchange rate cap of R$ 6.31.

OPERATIONAL BALANCE SHEET ACCOUNTS

	in millions of U.S.dollars
SELECT BALANCE SHEET DATA	(1) 1Q21	(1) 2Q20	(1) 2Q21
Trade accounts receivable	190.2	230.9	198.8
Contract assets	517.1	402.8	630.7
Customer and commercial financing	28.1	7.6	30.4
Inventories	2,483.3	3,128.8	2,315.0
Property, plant and equipment	1,934.3	1,943.7	1,913.1
Intangible	2,079.3	1,972.4	2,097.7
Trade accounts payable	524.4	787.1	515.4
Trade accounts payable—Supplier finance	15.9	—	2.0
Contract liabilities**	1,270.6	1,323.9	1,259.2
Total shareholders’ equity	2,794.4	2,980.3	2,885.7

(1)	Derived from unaudited financial information.
**	Formerly advances from customers and unearned income

One of the factors that contributed to positive free cash flow during the second quarter was cash generated via working capital, which came entirely from burn down of inventories in the period. The Company continues to seek inventory efficiencies across all its business units, with the additional benefit of better production planning for 2021 relative to 2020. Inventories ended 2Q21 at US$ 2,315.0 million, declining US$ 168.3 million form the level at the end of 1Q21, and were also lower by US$ 813.8 million compared to inventory levels at the end of 2Q20. This benefit was only partially offset by increases in trade accounts receivable and contract assets and reductions in trade accounts payable and contract liabilities. Trade accounts receivable increased US$ 8.6 million in the quarter to finish 2Q21 at US$ 198.8 million, while contract assets increased US$ 113.6 million to end 2Q21 at US$ 630.7 million due to positive cost base revisions on certain long-term contracts in the Defense & Security segment in Brazil. The customer and commercial financing line was relatively stable at US$ 30.4 million as compared to US$ 28.1 million at the end of 1Q21. Trade accounts payable declined US$ 9.0 million to US$ 515.4 million and trade accounts payable – supplier finance fell US$ 13.9 million to US$ 2.0 million at the end of 2Q21. In addition, contract liabilities declined US$ 11.4 million to end 2Q21 at US$ 1,259.2 million, also somewhat offsetting the improvement in inventories in the quarter.

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TOTAL BACKLOG

Considering all deliveries as well as firm orders obtained during the period, the Company’s firm order backlog ended 2Q21 at US$ 15.9 billion. This is the highest quarter-end backlog value for Embraer since the end of 1Q20, when the Covid-19 pandemic was just beginning.

SEGMENT RESULTS

The Commercial Aviation segment reported revenues that more than tripled on a year-over-year basis to US$ 388.5 million due to significantly higher deliveries in 2Q21 as compared to 2Q20. Executive Aviation 2Q21 revenues were US$ 266.2 million, which was 77.6% higher than the reported revenues in the second quarter of the prior year, driven by higher deliveries in both the light jet and large jet categories. The Defense & Security segment reported revenues of US$ 174.9 million, doubling on a year-over-year basis due to a combination of better contract advancement in 2Q21 as 2Q20 was constrained by the Covid-19 pandemic and the aforementioned positive cost base revisions on certain contracts in Brazil. Revenues for the Services & Support segment grew 55.3% year-over-year to US$ 298.0 million in the quarter, with growth in commercial, executive, and defense services in 2Q21 versus 2Q20. Over the first half of 2021, Commercial Aviation represented 34.1% of total revenues, Executive Aviation comprised 21.6%, Defense & Security was 15.7%, Services & Support represented 28.3%, and Others was 0.3% of revenues.

	in millions of U.S.dollars
NET REVENUES BY SEGMENT	(1) 1Q21%		(1) 2Q20%		(1) 2Q21%		(1) YTD21%
Commercial Aviation	272.2	33.7	108.6	20.2	388.5	34.4	660.7	34.1
Executive Aviation	152.1	18.8	149.9	27.9	266.2	23.5	418.3	21.6
Defense & Security	128.5	15.9	85.8	16.0	174.9	15.5	303.4	15.7
Services & Support	250.6	31.0	191.9	35.7	298.0	26.4	548.6	28.3
Others	3.9	0.6	1.0	0.2	2.9	0.2	6.8	0.3
Total	807.3	100.0	537.2	100.0	1,130.5	100.0	1,937.8	100.0

(1)	Derived from unaudited financial information.

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COMMERCIAL AVIATION

In 2Q21, Embraer delivered 14 commercial jets, as shown below:

DELIVERIES	1Q21	2Q20	2Q21	YTD21
Commercial Aviation	9	4	14	23
EMBRAER 175	2	2	7	9
EMBRAER 190-E2	2	2	—	2
EMBRAER 195-E2	5	—	7	12

In 2Q21, Porter Airlines placed an order for 30 new E195-E2 jets, with purchase rights for 50 additional aircraft, becoming the North American launch customer for Embraer’s newest family of jets, the E2. The deal was included in the Company’s second quarter backlog and has a value of US$ 5.82 billion at current list prices with all options exercised. Porter intends to deploy the E195-E2s to popular business and leisure destinations throughout Canada, the U.S., Mexico, and the Caribbean, from Ottawa, Montreal, Halifax, and Toronto Pearson International Airport. Porter´s first delivery and entry into service is scheduled for the second half of 2022.

Also during the second quarter, the Company announced new firm orders for 18 E175 jets, with 9 aircraft for Horizon Air and 9 for SkyWest, all to be operated for Alaska Airlines under Capacity Purchase Agreements (CPA). The 76-seat aircraft will be delivered in Alaska’s livery and three-class configuration, beginning in 2022. The total value of these contracts is US$ 848.3 million, based on current list prices.

Helvetic Airways received its first E195-E2 aircraft during the second quarter, becoming the first operator of both E190-E2 and E195-E2 jets in the world.

Unit backlog and cumulative deliveries for Commercial Aviation at the end of 2Q21 were as follows:

COMMERCIAL AVIATION BACKLOG	Firm Orders	Deliveries	Firm Backlog
E170	191	191	—
E175	816	675	141
E190	568	565	3
E195	172	172	—
E190-E2	22	17	5
E195-E2	183	26	157
TOTAL E-JETS	1,952	1,646	306

EXECUTIVE AVIATION

The Executive Aviation segment delivered 12 light and 8 large jets, totaling 20 aircraft in 2Q21.

DELIVERIES	1Q21	2Q20	2Q21	YTD21
Executive Aviation	13	13	20	33
Light Jets	10	9	12	22
Large Jets	3	4	8	11

During the second quarter, Embraer Executive Aviation delivered the 600th aircraft in the successful Phenom 300 series to Superior Capital Holdings, LLC, based in Fayetteville, Arkansas, which will be used to support the company’s business operations throughout the U.S.

The Company in 2Q21 also delivered the first limited-edition Phenom 300E aircraft as part of the Duet collaboration with Porsche. Duet marks the first-ever true collaboration between leading aviation and automotive manufacturers, pairing the fastest and longest-range single-pilot certified jet with the gold standard in production sports cars, the Porsche 911 Turbo S.

8

Embraer Executive Aviation continues to lead the way with environmental and sustainability initiatives, and has contracted with Avfuel, a global supplier of aviation fuel, to purchase Sustainable Aviation Fuel (SAF) for use in Embraer’s Melbourne, Florida operations. This purchase is in line with Embraer’s industry goals to reach carbon neutrality.

DEFENSE & SECURITY

During 2Q21, assembly work continued on the KC-390 Millennium production line, including five units for the Brazilian Air Force (FAB) and one for the Portuguese Air Force. Four KC-390 Millennium aircraft have already been delivered to the Brazilian Air Force and are performing a variety of logistics missions, helping to fight the Covid-19 pandemic in Brazil.

In the second quarter, two A-29 Super Tucano aircraft in the configuration for the Nigeria Air Force were delivered to Sierra Nevada Corporation. In the same period, another two A-29 Super Tucano aircraft were delivered to an undisclosed customer.

Regarding special mission programs, in 2Q21 Embraer signed a contract with Aerodata AG, from Germany, to sell a Praetor 600 to be converted into a Flight Inspection Aircraft, to perform the full range of flight inspection missions. The aircraft is scheduled to be delivered to Aerodata in 2022. The state-of-the-art Praetor 600 aircraft fully complies with the high-level requirements of the end-user and is prepared for the installation of Aerodata’s most modern flight inspection system AeroFIS®. After the modification, the aircraft will be delivered to and operated by the Ministry of Land, Infrastructure and Transport, Seoul Regional Office of Aviation, Flight Inspection Center in South Korea.

Visiona took important steps in the second quarter towards starting the Integration and Tests phase of the VCUB-1 satellite project: delivery and acceptance of the flight models of the Harness, Mechanical Structure, UHF front-end and Antennas. Also, contracts for the RIPS (Image Processing Software) and for the Ground Stations were signed in preparation of the mission ground segment.

Also during 2Q21, Tempest launched its new cybersecurity monitoring and operation offering for private market clients, Intelligence Driven SOC. The new product stands out for its integration of threat intelligence to identify and block cyber-attacks, and it has been well accepted in the market.

SERVICES & SUPPORT

Within the context of the Covid-19 pandemic’s continued impact on commercial air traffic, Commercial Services’ ability to support customer needs, converting commercial opportunities into new business, and contract renewals generated positive results. The major drivers were in services packages, the Pool Program, and E-Jets Practical and Theoretical Maintenance Training. In the second quarter during the MRO Americas event, Embraer announced the signing of multi-year agreements for the Embraer Collaborative Inventory Planning (ECIP) program with two airlines: Azul Linhas Aéreas Brasileiras S/A (Brazil) and Republic Airways Inc. (US). During the same event, CommutAir, a United Express carrier, announced it had selected Embraer Aircraft Maintenance Services (EAMS) as one of the primary heavy maintenance providers for the airline’s fleet of ERJ 145 aircraft. Another meaningful long-term Pool Program Agreement signing was held with the newly launched Breeze Airways in the US. The agreement will support the start of the airline’s operation.

For Executive Jets Services, the volume of aftermarket transactions continues to create opportunities for market share growth. Sales of special services’ contracts such as Embraer Executive Care (EEC), an aftermarket airframe maintenance program for customers, and strength in the parts sales business are key drivers of revenue performance. And in the battle against Covid-19, in April Embraer released technical information to assist customers on how its business jets can be optimized to transport vaccines, with guidance for all Embraer business jets. In May, the company announced JETS as the new Embraer Authorized Service Center (EASC) at the Bournemouth International Airport in Southern England, supporting customers from the EMEA region.

Also, in 2Q21, the Company signed a contract with GrandView Aviation for the company’s first Phenom 300MED Supplemental Type Certificate (STC) medevac conversion, which will be converted at Embraer’s Service Center in Ft. Lauderdale, Florida. The Phenom 300MED is a unique Medevac solution for the Phenom 300 series aircraft, the most successful light jet in the world, and is available through the STC, developed and certified by Embraer and umlaut utilizing Aerolite equipment.

9

At the ERJ 145 Operators Conference, Embraer presented the ERJ-145 Semi-private conversion to the market, opening new opportunities for private and semi-private customers. The complete conversion process can be performed at Embraer Owned Service Centers. Regarding the Legacy 600/650 series, a new maintenance plan revision was approved by the Brazilian civil aviation authority (ANAC), which includes eliminating the mid-year inspection for the low utilization profile, increasing the aircraft’s competitiveness and availability while reducing maintenance cost.

The Q2 was also positive for Defense and Security Services, as FAB’s high rates of availability of the KC-390 Millennium were publicly recognized by the customer, as has been recognized in the past for the A-29 Super Tucano fleet. Embraer was also awarded a contract to deliver Integrated Logistics Support for the Brazilian Presidential E190 aircraft, and the ERJ-145 Brazilian Federal Police fleet total support and Chilean Air Force maintenance contracts were also renewed.

GUIDANCE UPDATE

Embraer continues to operate in an environment of greater uncertainty than normal due to the impact of the Covid-19 pandemic on several of the markets in which the Company operates. Uneven rates of vaccination access, distribution, and application, combined with new strains of the virus, cause levels of risk and uncertainty to remain high at present. However, vaccination progress in many areas of the world has led to lower case counts and lower severe cases, improving confidence among consumers to travel, particularly shorter-haul leisure travel.

Embraer Commercial Aviation aircraft are among the leaders in service utilization as the industry recovers from the pandemic, and our aircraft offer airlines increased flexibility in this uncertain environment. Also, during the pandemic, increasing numbers of high net worth individuals have migrated to using executive aviation, due to airline capacity reductions as well as a desire for a safer and more hygienic means of travel, allowing the customer to avoid large crowds and control who will travel in the same aircraft. Small and medium-sized business jets have performed well in the recovery, and Embraer is well-positioned with its best-in-class portfolio of Phenoms and Praetors. Embraer’s Services & Support segment has also steadily improved from pandemic lows as commercial and executive traffic improve, with the revenue run rate back to pre-pandemic levels. The Defense & Security segment did not experience the immediate impact of the pandemic on results, though there are signs that budgets of some important customers have become strained following spending to fight the pandemic and its economic impacts. However, the Company remains confident that its portfolio of products in the Defense & Security segment will see improved worldwide demand over the coming years.

Given results over the first six months of 2021 that have been better than initial expectations, and improved visibility across business segments, Embraer is issuing financial and deliveries guidance for 2021 as follows: Commercial Aviation deliveries of 45-50 aircraft, Executive Aviation deliveries of 90-95 aircraft, Consolidated revenues in the range of $4.0 to $4.5 billion, Adjusted EBIT margin of 3.0% to 4.0%, and Adjusted EBITDA margin of 8.5% to 9.5%.

Further, Embraer expects free cash flow usage in 2021 to be considerably better than in 2020 as the Company sees improvement in revenues as well as profitability, on achieved and ongoing cost efficiencies. In addition, projects to improve working capital efficiency, combined with lower capex and development spending needs, will also contribute to lower free cash usage in the year. The Company expects 2021 free cash flow to be a usage of US$ 150 million to breakeven for the year without M&A or divestitures.

10

2021 GUIDANCE
Commercial Aviation deliveries	45 - 50
Executive Aviation deliveries	90 - 95
Consolidated Revenues (US$ blns)	$4.0 - $4.5
Adjusted EBIT margin	3.0% - 4.0%
Adjusted EBITDA margin	8.5% - 9.5%
Free Cash Flow (US$ mlns)	($150) - $0

RECONCILIATION OF IFRS AND “NON GAAP” INFORMATION

	in millions of U.S.dollars
EBITDA RECONCILIATION LTM* (IFRS)	(1) 1Q21	(1) 2Q20	(1) 2Q21
Loss attributable to Embraer	(529.6)	(894.3)	(126.4)
Noncontrolling interest	1.9	6.6	0.5
Income tax income (expense)	(88.7)	257.2	(16.7)
Financial income (expense), net	272.0	118.5	300.1
Foreign exchange gain (loss), net	34.8	34.3	19.1
Depreciation and amortization	275.2	278.3	209.9
EBITDA LTM	(34.4)	(199.4)	386.5

(1)	Derived from unaudited financial information.
*	Last Twelve Months

We define Free cash flow as operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial investments and Other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer’s cash position. Free cash flow should not be considered as a measure of the Company’s liquidity or as a measure of its cash flow as reported under IFRS. In addition, Free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate Free cash flow differently from Embraer for purposes of their earnings releases, thus limiting its usefulness for comparing Embraer to other companies in the industry.

EBITDA LTM represents earnings before interest, taxation, depreciation and amortization accumulated over a period of the last 12 months. It is not a financial measure of the Company’s financial performance under IFRS. EBIT as mentioned in this press release refers to earnings before interest and taxes, and for purposes of reporting is the same as that reported on the Income Statement as Operating Profit before Financial Income.

	in millions of U.S.dollars
EBITDA RECONCILIATION	(1) 1Q21	(1) 2Q20	(1) 2Q21	(1) YTD21
Net income (loss) attributable to Embraer	(89.7)	(315.3)	87.9	(1.8)
Noncontrolling interest	(0.3)	2.7	1.3	1.0
Income tax (expense) income	1.1	(77.6)	(5.6)	(4.5)
Financial income, net	75.4	37.4	65.5	140.9
Foreign exchange gain (loss), net	(19.6)	10.4	(5.3)	(24.9)
Depreciation and amortization	47.6	121.3	56.0	103.6
EBITDA	14.5	(221.1)	199.8	214.3
EBITDA margin	1.8%	-41.2%	17.7%	11.1%

(1)	Derived from unaudited financial information.

EBIT and EBITDA are presented because they are used internally as measures to evaluate certain aspects of the business. The Company also believes that some investors find them to be useful tools for measuring a Company’s financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the Company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purposes of their earnings releases, limiting EBIT and EBITDA’s usefulness as comparative measures.

11

Adjusted EBIT and Adjusted EBITDA are non-GAAP measures, and both exclude the impact of several non-recurring items, as described in the tables below.

	in millions of U.S.dollars
ADJUSTED EBIT RECONCILIATION	(1) 1Q21	(1) 2Q20	(1) 2Q21	(1) YTD21
Operating profit (loss) before financial income (EBIT)	(33.1)	(342.4)	143.8	110.7
Impact of restructuring expenses	3.5	—	—	3.5
Additional provision for expected credit losses during the pandemic	—	16.1	—	—
Mark to market of Republic shares	—	(6.5)	(39.1)	(39.1)
Recognition of previous D&A—Commercial	—	101.2	—	—
Impairment loss Commercial Aviation business	—	91.1	—	—
Adjusted EBIT	(29.6)	(140.5)	104.7	75.1
Adjusted EBIT margin %	-3.7%	-26.2%	9.3%	3.9%

(1)	Derived from unaudited financial information.

	in millions of U.S.dollars
ADJUSTED EBITDA RECONCILIATION	(1) 1Q21	(1) 2Q20	(1) 2Q21	(1) YTD21
EBITDA	14.5	(221.1)	199.8	214.3
Impact of restructuring expenses	3.5	—	—	3.5
Additional provision for expected credit losses during the pandemic	—	16.1	—	—
Mark to market of Republic shares	—	(6.5)	(39.1)	(39.1)
Impairment loss Commercial Aviation business	—	91.1	—	—
Adjusted EBITDA	18.0	(120.4)	160.7	178.7
Adjusted EBITDA margin %	2.2%	-22.4%	14.2%	9.2%

(1)	Derived from unaudited financial information.

Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred Income tax and social contribution for the period, as well as removing the impact of non-recurring items. Furthermore, under IFRS for purposes of calculating Embraer’s Income Tax benefits (expenses), the Company is required to record taxes resulting from gains or losses due to the impact of the changes in the Real to the US Dollar exchange rate over non-monetary assets (primarily Inventories, Intangibles, and PP&E). It is important to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company’s consolidated Cash Flow statement, under Deferred income tax and social contribution.

	in millions of U.S.dollars
ADJUSTED NET INCOME (LOSS) RECONCILIATION	(1) 1Q21	(1) 2Q20	(1) 2Q21	(1) YTD21
Net Income (loss) attributable to Embraer	(89.7)	(315.4)	87.9	(1.8)
Net change in deferred income tax & social contribution	(8.5)	(50.9)	(18.5)	(27.0)
After-tax Impact of restructuring expenses	2.3	—	—	2.3
Additional provision for expected credit losses during the pandemic	—	16.1	—	—
Mark to market of Republic shares	—	(6.5)	(25.8)	(25.8)
Recognition of previous D&A - Commercial	—	66.8	—	—
Impairment loss Commercial Aviation business	—	91.1	—	—
Adjusted net income (Loss)	(95.9)	(198.8)	43.6	(52.3)
Adjusted net margin	-11.9%	-37.0%	3.9%	-2.7%

(1)	Derived from unaudited financial information.

12

SOME FINANCIAL RATIOS BASED ON “NON GAAP” INFORMATION

CERTAIN FINANCIAL RATIOS - IFRS	(1) 1Q21	(1) 2Q20	(1) 2Q21
Total debt to EBITDA (i)	(126.9)	(19.1)	11.2
Net debt to EBITDA (ii)	(55.3)	(9.0)	4.8
Total debt to capitalization (iii)	0.6	0.6	0.6
LTM EBITDA to financial expense (gross) (iv)	(0.2)	(1.1)	1.9
LTM EBITDA (v)	(34.4)	(199.4)	386.5
LTM Interest and commissions on loans (vi)	197.8	179.5	207.7

(1)	Derived from unaudited financial information.

(i)	Total debt represents short and long-term loans and financing.
(ii)	Net cash represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.
(iii)	Total capitalization represents short and long-term loans and financing, plus shareholders equity.
(iv)	Financial expense (gross) includes only interest and commissions on loans.
(v)

The table at the end of this release sets forth the reconciliation of Net income to adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods.

(vi)	Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement.

FINANCIAL STATEMENTS

EMBRAER S.A.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of U.S.dollars, except earnings per share)

	(1) Three months ended on		(1) Six Months Ended
	30 Jun, 2020	30 Jun, 2021	30 Jun, 2020	30 Jun, 2021
Revenue	537.2	1,130.5	1,171.0	1,937.8
Cost of sales and services	(520.8)	(924.8)	(970.6)	(1,655.7)
Gross profit	16.4	205.7	200.4	282.1
Operating Income (expense)
Administrative	(33.7)	(40.8)	(66.3)	(75.2)
Selling	(47.6)	(50.2)	(94.6)	(96.0)
Expected credit losses over financial assets and contract assets	(19.3)	2.3	(55.7)	2.2
Research	(6.4)	(9.3)	(12.2)	(17.7)
Other operating income (expense), net	(251.8)	35.5	(364.0)	13.7
Equity in income (losses) of associates	—	0.6	3.1	1.6
Operating profit (loss) before financial income	(342.4)	143.8	(389.3)	110.7
Financial income (expenses), net	(37.4)	(65.5)	(73.5)	(140.9)
Foreign exchange gain (loss), net	(10.4)	5.3	(35.1)	24.9
Profit (loss) before taxes on income	(390.2)	83.6	(497.9)	(5.3)
Income tax expense	77.6	5.6	(105.3)	4.5
Profit (loss) for the period	(312.6)	89.2	(603.2)	(0.8)
Attributable to:
Owners of Embraer	(315.3)	87.9	(607.3)	(1.8)
Non-controlling interests	2.7	1.3	4.1	1.0
Weighted average number of shares (in thousands)
Basic	736.2	734.8	736.2	734.8
Diluted	736.2	734.8	736.2	734.8
Earnings (losses) per share
Basic	(0.4283)	0.1196	(0.8249)	(0.0024)
Diluted	(0.4283)	0.1196	(0.8249)	(0.0024)
Earnings (losses) per share - ADS basic (US$)	(1.7131)	0.4785	(3.2996)	(0.0098)
Earnings (losses) per share - ADS diluted (US$)	(1.7131)	0.4785	(3.2996)	(0.0098)

(1)	Derived from unaudited financial statements.

13

EMBRAER S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S.dollars)

	(1)		(1)
	Three Months Ended		Six Months Ended
	30 Jun, 2020	30 Jun, 2021	30 Jun, 2020	30 Jun, 2021
Operating activities
Net income (loss) for the period	(312.6)	89.2	(603.2)	(0.8)
Adjustment to net income for items not affecting cash
Depreciation of property plant and equipment	58.5	34.7	109.7	63.5
Realization of government grants	(0.7)	(0.8)	(1.2)	(1.6)
Amortization of intangible assets	63.7	23.4	69.6	44.9
Realization of contribution from suppliers	(0.9)	(2.1)	(1.7)	(4.8)
Loss (reversal) for inventory obsolescence	(0.4)	(3.8)	(1.7)	4.9
Adjustment to market value, inventory, property plant and equipment and intangible	93.0	(4.3)	93.2	0.4
Adjustment to market value—Financial Assets	(6.5)	(39.1)	15.7	(39.1)
Losses on fixed assets disposal	1.2	3.0	4.3	5.7
Allowance for doubtful accounts	12.7	(5.5)	43.5	(22.3)
Deferred income tax and social contribution	(50.9)	(18.5)	81.5	(27.0)
Accrued interest	2.0	17.9	4.2	17.4
Interest on marketable securities, net	—	(0.6)	(0.1)	(1.0)
Equity in associates gains and losses	0.2	(0.6)	(2.8)	(1.6)
Foreign exchange gain (loss), net	10.2	(5.8)	34.3	(21.6)
Mark to market of the residual value guarantees	(18.8)	(4.0)	(24.1)	(11.0)
Other provisions	1.1	(0.2)	30.2	5.5
Other	(3.1)	(1.3)	(4.1)	(1.0)
Changes in assets
Financial investments	(59.9)	(63.3)	(59.9)	(293.8)
Derivative financial instruments	10.2	(5.1)	20.2	2.2
Collateralized accounts receivable and accounts receivable	8.5	31.0	(43.8)	46.5
Contract assets	66.6	(113.6)	92.8	(169.0)
Customer and commercial financing	0.3	(1.7)	3.0	0.4
Inventories	(191.0)	151.3	(710.8)	120.8
Guarantee deposits	(0.3)	(25.5)	(0.3)	(40.6)
Other assets	(2.7)	(28.5)	(54.7)	(28.7)
Changes in liabilities
Trade accounts payable	(68.3)	(18.3)	(29.5)	(8.0)
Trade accounts payable—Supplier finance	—	(13.9)	—	2.0
Non-recourse and recourse debt	(0.6)	(0.7)	(1.9)	(2.0)
Other payables	(14.3)	31.5	(86.5)	(3.9)
Contract liabilities	(78.4)	(11.4)	(106.5)	(36.2)
Taxes and payroll charges payable	(25.3)	5.0	33.3	5.2
Financial guarantees	5.2	(0.9)	4.8	(1.8)
Unearned income	—	14.3	(2.0)	13.8
Net cash generated (used) by operating activities	(501.3)	31.8	(1,094.5)	(382.6)
Investing activities
Proceeds from sale of property, plant and equipment	2.0	0.8	2.1	1.6
Acquisition of property, plant and equipment	(9.1)	(15.4)	(64.5)	(34.3)
Additions to intangible assets	(23.7)	(35.2)	(51.5)	(59.9)
Additions investments in subsidiaries and affiliates	(0.8)	(0.4)	(0.9)	(0.5)
Investments measured at amortized cost	46.8	303.0	391.8	63.0
Dividends Received	—	1.2	—	1.3
Net cash generated (used) in investing activities	15.2	254.0	277.0	(28.8)
Financing activities
Repayment of borrowings	(196.9)	(58.4)	(362.5)	(127.5)
Proceeds from borrowings	165.2	0.2	777.5	10.9
Proceeds from stock options exercised	—	—	0.3	—
Repurchases of common shares	—	—	—	(2.5)
Lease Payments	(2.2)	(2.7)	(4.2)	(5.2)
Net cash generatet (used) by financing activities	(33.9)	(60.9)	411.1	(124.3)
Increase (Decrease) in cash and cash equivalents	(520.0)	224.9	(406.4)	(535.7)
Effects of exchange rate changes on cash and cash equivalents	(0.2)	3.1	(28.5)	3.8
Cash and cash equivalents at the beginning of the period	2,393.0	1,123.2	2,307.7	1,883.1
Cash and cash equivalents at the end of the period	1,872.8	1,351.2	1,872.8	1,351.2

(1)	Derived from unaudited financial statements.

14

EMBRAER S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of U.S. dollars)

	(1)	(1)
	As of March 31,	As of June 30,
	2021	2021
ASSETS
Current
Cash and cash equivalents	1,123.2	1,351.2
Financial investments	1,288.4	1,092.8
Trade accounts receivable, net	190.2	198.8
Derivative financial instruments	1.6	4.3
Customer and commercial financing	6.6	7.4
Collateralized accounts receivable	4.2	4.2
Contract assets	517.1	630.7
Inventories	2,483.3	2,315.0
Guarantee deposits	0.2	0.2
Income tax and social contribution	108.8	134.7
Other assets	179.4	190.0
	5,903.0	5,929.3
Non-Current
Financial investments	51.7	47.3
Derivative financial instruments	0.1	0.1
Customer and commercial financing	21.5	23.0
Collateralized accounts receivable	8.4	7.6
Guarantee deposits	16.6	42.1
Deferred income tax and social contribution	124.4	99.9
Other assets	103.9	119.3
	326.6	339.3
Investments	5.4	6.1
Property, plant and equipment, net	1,934.3	1,913.1
Intangible assets, net	2,079.3	2,097.7
Right of use assets, net	59.5	55.8
	4,078.5	4,072.7
TOTAL ASSETS	10,308.1	10,341.3

(1)	Derived from unadited financial information.

15

EMBRAER S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of U.S. dollars)

	(1)	(1)
	As of March 31,	As of June 30,
	2021	2021
LIABILITIES
Current
Trade accounts payable	524.4	515.4
Trade accounts payable—Supplier finance	15.9	2.0
Lease liabilities	11.4	10.8
Loans and financing	357.2	808.6
Recourse and non-recourse debt	4.2	4.2
Other payables	235.3	247.6
Contract liabilities	1,016.4	991.7
Derivative financial instruments	1.9	2.3
Taxes and payroll charges payable	60.9	44.3
Income tax and social contribution	47.2	73.5
Financial guarantee and residual value	38.8	38.7
Dividends payable	1.0	1.1
Unearned income	0.0	2.5
Provision	95.6	113.5
	2,410.2	2,856.2
Non-current
Lease liabilities	50.6	48.2
Loans and financing	4,008.3	3,523.2
Recourse and non-recourse debt	8.4	7.6
Other payables	34.9	37.3
Contract liabilities	254.2	267.5
Derivative financial instruments	7.4	4.7
Taxes and payroll charges payable	10.8	12.4
Deferred income tax and social contribution	488.7	444.8
Financial guarantee and residual value guarantees	78.6	73.8
Unearned income	56.5	67.6
Provision	105.1	112.3
	5,103.5	4,599.4
TOTAL LIABILITIES	7,513.7	7,455.6
Shareholders’ equity
Capital	1,551.6	1,551.6
Treasury shares	(28.2)	(28.2)
Revenue reserves	1,287.9	1,344.3
Share-based remuneration	37.4	37.4
Accumulated other comprehensive loss	(162.1)	(130.9)
Non-controlling interests	107.8	111.5
Total Shareholders’ equity	2,794.4	2,885.7
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,308.1	10,341.3

(1)	Derived from unadited financial information.

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INVESTOR RELATIONS

Eduardo Couto, Chris Thornsberry, Caio Pinez, Marilia Saback, and Viviane Pinheiro.

(+55 11) 3040-6874

investor.relations@embraer.com.br

ri.embraer.com.br

EARNINGS RESULTS EVENT INFORMATION

Embraer will hold an event to discuss its 2Q21 earnings results on Friday, August 13, 2021 starting at 9:30 AM (SP) / 8:30 AM (NY). The financial results presentation will be followed by the ESG Flight Plan event, in which Embraer will announce its commitments toward carbon reduction, social responsibility, and corporate governance standards. Both the financial results presentation and ESG Flight Plan even will be held in English with Portuguese translation via a Reuters platform, and can be accessed via the following web address:

http://esgflightplan.splashthat.com/ [esgflightplan.splashthat.com]

During the Q&A session of the event, questions will only be accepted via the chat function in the Reuters platform.

ABOUT EMBRAER

A global aerospace company headquartered in Brazil, Embraer celebrates its 50th anniversary with businesses in Commercial and Executive Aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customer after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

For more information, please visit embraer.com

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2021

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations